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October 30, 2007


Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE:   National Property Analysts Master Limited Partnership
      Form 10-K for the year ended December 31, 2006
      Form 10-Q for the quarter ended June 30, 2007
      File No. 000-24816

Dear Mr. Woody:

On behalf of National Property Analysts Master Limited Partnership ("NPAMLP"), I am writing to you in response to the comment of the staff in its letter dated September 27, 2007 regarding NPAMLP's Annual Report on Form 10-K for its fiscal year ended December 31, 2006 and the quarterly report on Form 10-Q for the quarterly period ended June 30, 2007.

The following discussion is keyed to the comment in the staff's September 27 letter. For ease of review, we have included the staff comment, and we have included our response in bold thereafter.

Staff comment: Explain to us how you determined that it would be appropriate to account for property owned as tenants-in-common using the proportionate method. Cite any relevant accounting literature in your response. In your response, tell us how you applied the guidance in EITF 00-01 in arriving at your conclusions.

IN DECEMBER 2006, NPAMLP ACQUIRED AN UNDIVIDED TENANT-IN-COMMON INTEREST IN THE PROPERTY IN SAN JOSE, CALIFORNIA THROUGH ITS ACQUISITION OF 23.9% OF 2525 NORTH FIRST STREET HOLDING DELAWARE STATUTORY TRUST. NPAMLP ACCOUNTS FOR THIS OWNERSHIP INTEREST USING THE PROPORTIONATE CONSOLIDATION METHOD IN ACCORDANCE WITH STATEMENT OF POSITION ("SOP")

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78-9 ACCOUNTING FOR INVESTMENTS IN REAL ESTATE VENTURES. PURSUANT TO PARAGRAPH
11 OF SOP 78-9, SINCE NPAMLP DOES NOT CONTROL THE DECISIONS OVER THE PROPERTY, IS RESPONSIBLE TO PAY ONLY ITS PRO RATA SHARE OF THE EXPENSES AND IS SEVERALLY LIABLE FOR THE INDEBTEDNESS INCURRED, "THE INVESTMENT MAY BE PRESENTED BY RECORDING THE UNDIVIDED INTEREST IN THE ASSETS, LIABILITIES, REVENUE AND EXPENSES OF THE VENTURE."

THIS IS CONSISTENT WITH EITF 00-01 INVESTOR BALANCE SHEET AND INCOME STATEMENT DISPLAY UNDER THE EQUITY METHOD FOR INVESTMENTS IN CERTAIN PARTNERSHIPS AND OTHER VENTURES. PARAGRAPH 1 OF EITF 00-01 STATES THAT IF THE INVESTOR HAS THE ABILITY TO EXERCISE SIGNIFICANT INFLUENCE OVER THE INVESTEE, THEN APB OPINION 18 GENERALLY APPLIES. THE PARAGRAPH FURTHER STATES THAT FOR ENTITIES SUBJECT TO SOP 78-9, THE GUIDANCE IN PARAGRAPH 11 OF SOP 78-9 SHOULD BE APPLIED. NPAMLP CONCLUDED THAT DUE TO THE CONDITIONS STATED ABOVE, ITS INVESTMENT IN THE SAN JOSE PROPERTY WAS SUBJECT TO SOP 78-9 AND THEREFORE, WAS NOT ACCOUNTED FOR BY THE EQUITY METHOD. IN ADDITION, THE CONSENSUS REPORTED IN PARAGRAPH 4 OF EITF 00-01 "DOES NOT CHANGE THE ACCOUNTING FOR UNDIVIDED INTERESTS DISCUSSED IN PARAGRAPH 1".

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                   Sincerely,


                                                   /s/ David Simon
                                                   David Simon
                                                   Vice President


cc:   Edward Fitzgerald, Esquire
      Asher & Company, Ltd.



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